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Filed by Visual Networks , Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Visual Networks, Inc.
Commission File No. 000-23699
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On February 7, 2000, Visual Networks, Inc. issued the following press release relating to its proposed acquisition of Avesta Technologies, Inc.
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FOR IMMEDIATE RELEASE

PRESS CONTACTS:
Debra Eisenberg                                      Susana Thompson
Visual Networks                                      The Harbor Group
301-296-2295                                         978-526-1601
DEISENBERG@VISUALNETWORKS.COM                        SUSANATHOMPSON@ATT.NET

INVESTOR CONTACT:
Angela Tandy
Visual Networks
301-296-2394
atandy@visualnetworks.com



                VISUAL NETWORKS ACQUIRES AVESTA TECHNOLOGIES TO
               CREATE LEADING FORCE IN SERVICE MANAGEMENT MARKET

  -- Combined product portfolio gives service providers and enterprises the systems they need to deploy e-commerce solutions quickly and confidently --


ROCKVILLE, MD -- FEBRUARY 7, 2000 -- Visual Networks, Inc. (NASDAQ: VNWK) - the leading provider of service management solutions for the Internet - today announced that it has signed a definitive agreement to acquire Avesta Technologies, Inc., a privately held provider of next-generation event-management solutions, in an all-stock transaction valued at approximately $415 million.

          By combining Avesta Technologies' next-generation event management and applications monitoring capability into its product portfolio, Visual Networks is responding to the growing trend among enterprises to outsource their networks and applications to service providers. This rapid shift in market dynamics has created a need for end-to-end service management that integrates networks, systems, and applications into a unified service view for service providers and their enterprise customers. The companies' combined product set answers this need by giving customers the systems required to deploy e-commerce solutions quickly and confidently.

          With the acquisition of Avesta Technologies, Visual Networks will be able to provide its traditional carrier and ISP customer base with unparalleled fault and event management and application monitoring solutions. Visual Networks' expanded product portfolio gives customers the ability to manage real-time and historical availability and performance on an end-to-end basis across all service definitions - from base transport services through and including hosted applications services. Additionally, this acquisition expands Visual Networks' market opportunity to include large enterprise IT organizations as well as the rapidly emerging applications service provider
(ASP) market.
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           Page 2

          "Visual Networks is changing the playing field for service management," said Scott Stouffer, president and CEO, Visual Networks. "Instead of having to integrate products from many small vendors, our ISP, ASP, enterprise, and traditional service provider customers will now have a unified strategic partner."

          "This combination represents a critical piece of our articulated strategy to become the largest service management vendor with the industry's broadest portfolio of products and functionality," added Stouffer. "As a combined entity, we can offer a broad solution set for managing the Internet infrastructure end-to-end - from client to servers to host computers - as well as the underlying transport infrastructure."

          Visual Networks is projecting the new organization's top-line revenue will grow by 50 percent in 2000 and 2001.

          Avesta Technologies President and CEO Kam Saifi said, "The market is ready for a comprehensive service management solution, and this union of our two companies will bring us, our customers and the rapidly growing market that much closer to a single-vendor solution."

          Once the transaction is closed, Saifi will join the Visual Networks' Board of Directors and assume his new role as executive vice president.

          The two companies are expected to operate on an integrated basis with the integration expected to be completed within three to four months of the close of the acquisition.

          Avesta Technologies employs approximately 165 people in four domestic and three international offices. Employees of Avesta Technologies will become employees of Visual Networks. No layoffs are expected.

FINANCIAL CHARACTERISTICS

          Under the terms of the agreement, Visual Networks will purchase all outstanding shares of Avesta Technologies' capital stock for approximately 6.5 million shares of Visual Networks' common stock. The agreement contains additional earn-out provisions for Avesta Technologies, contingent on future milestones, which will be paid in additional Visual Networks shares. The transaction has been approved by both companies' Board of Directors and is expected to close early in the second calendar quarter subject to approval of Visual Networks' stockholders, and other customary closing conditions. The transaction is to be accounted for by the purchase method and is to be treated as a tax-free reorganization for federal income tax purposes.
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Page 3

          Visual Networks expects to invest heavily in R&D and sales and marketing for Avesta Technologies' products causing operating losses for those products through the end of 2001. As a result, this acquisition is expected to be significantly dilutive through 2001 and accretive thereafter.

AVESTA TECHNOLOGIES, INC.

         Founded in 1996 by former senior information technology executives from the financial services industry, Avesta Technologies is a leading provider of software solutions that manage the infrastructure of e-business. It provides software for service providers, Internet companies, other corporations and government agencies. Avesta's software provides a simple and rapid way for organizations to detect service disruptions, isolate their root causes and identify their business impact. Headquartered in New York City and privately held, the company currently employs approximately 165 people. Avesta's extensive client base includes global financial institutions, telecommunications and service providers, and dot-com industry leaders. The company operates in six locations, including offices in San Jose, CA; Silver Spring, MD; Plano, TX; Ottawa, ON; Singapore; and London, UK.

ABOUT VISUAL NETWORKS

       Visual Networks, Inc. is the market leader in providing service management solutions for New World networks. The company provides reliable network infrastructure for the Internet and IP corporate networks whether they are running on frame relay, ATM, IP VPN, or any other transport technologies. Utilizing Visual Networks systems such as Visual UpTime(R) and Visual IP InSight(TM), service providers and their subscribers can increase network reliability, dramatically reduce operational expenses, and lower their customers' total cost of ownership. Visual Networks' headquarters are located in Rockville, Maryland, with sales offices nationwide. For sales information call 1.800.240.4010 or visit www.visualnetworks.com.

This press release may contain forward-looking information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections.

Visual Networks assumes no obligation to update the information contained in this press release. Visual Networks' future results may be impacted by its ability to continue to implement its provider deployment model, its lengthy sales cycle, dependence upon its major customers, risks associated with the integration of acquisitions, risks associated with rapid technological change and the emerging services market, potential fluctuations in its quarterly operating results, its dependence on sole and limited source suppliers and fluctuations in component pricing and its dependence upon key employees. Visual Networks' future results may be impacted by other risk factors listed from time to time in its SEC reports, including, but not limited to, the Company's Registration Statement on Form S-3 dated November 1, 1999, its Form 10-Qs and its Annual Report on Form 10-K.
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EDITORS NOTE:

Members of the working media and analyst community are invited to participate in a conference call with Scott Stouffer and Kam Saifi regarding Visual Networks' acquisition of Avesta Technologies.

To participate, please dial 800-547-5077 (USA) or 320-269-7956 (International) beginning at 10:35 A.M.

If you are unable to participate in the conference call, a replay will be available from 3:30 P.M. EDT on February 7 through 11:45 P.M. EDT on February
8. To access the replay, please dial 800-475- 6701 (USA) or 320-365-3844 (International) and enter access code 501663.

                                      ###
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Visual Networks will be filing a proxy statement/prospectus and other relevant documents relating to the proposed acquisition with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus, together with any amendments to it and any other relevant documents filed by Visual Networks, when they become available because they will contain important information. Investors can obtain these and any other documents filed by Visual Networks with the Securities and Exchange Commission without charge at the internet web site of the Securities and Exchange Commission at http://www.sec.gov. In addition, any documents that may be incorporated by Visual Networks by reference in the proxy statement/prospectus will be available without charge from Visual Networks as will be described in the proxy statement/prospectus. You should read the proxy statement/prospectus carefully before making a decision concerning the proposed acquisition.

Visual Networks and its board of directors will be soliciting proxies from Visual Networks' stockholders in favor of the proposed acquisition. Visual Networks' board of directors is comprised of Ted McCourtney, Theodore Joseph, Grant Behrman, Thomas Smith, Marc Benson, William Smith, Scott Stouffer and Peter Minihane. Other participants in the solicitation may include Michael Watters, Chief Operating Officer, and Angela Tandy, Director of Investor Relations. The Visual Networks participants in the solicitation collectively beneficially own 1,888,570 shares, representing approximately 7.6% of the outstanding common stock of Visual Networks.